As filed with the Securities and Exchange Commission on October 14, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of October 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ...X...         Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ......                No ...X ...

                            Metro International S.A.
                               75, Route de Longwy
                          LU-8080 Bertrange, Luxembourg
                                  www.metro.lu



FOR IMMEDIATE RELEASE                                            14 October 2003



                  SCHEDULE FOR THIRD QUARTER FINANCIAL RESULTS
                            AND TELECONFERENCE CALL



Metro International S.A., the international newspaper group, will announce its financial results for the third quarter and nine months ended September 30, 2003 at 13.00 Central European Time on Tuesday, October 21, 2003.

The company will host a conference call to present the results at 15.00 Central European Time on the same day. The teleconference will also be webcast at www.metro.lu.

                                   Presenters:
             Pelle Tornberg - President and Chief Executive Officer
                      Jens Torpe - Chief Operating Officer
                   Robert Patterson - Chief Financial Officer

If you wish to register for the conference call, please send an email to metro@sharedvalue.net by 12.00 CET on Monday, October 20, 2003, referencing 'Metro' in the subject line.



Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. 'A' and 'B' shares are listed on the Stockholmsborsen 'O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            By: /s/ Anders Fullman
                                                ------------------
                                            Name:  Anders Fullman
                                            Title: Vice President
                                                   of Metro International SA


Date:    October 14, 2003